EXHIBIT 99.3
                                                                  ------------



        MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004 and MD&A for the three quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

This MD&A is dated February 8, 2006.

Management uses cash flow, cash flow from operations and cash flow from operations per unit derived from cash flow from operating activities (before changes in non-cash working capital and expenditures on site reclamation and restoration) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.

The following table reconciles the cash flow from operating activities to cash flow from operations which is used frequently in this MD&A:


-------------------------------------------------------------------------------

 ($ thousands)                                                2005        2004
-------------------------------------------------------------------------------

Cash flow from operating activities                        616,711     446,418
  Changes in non-cash working capital                       17,919      (1,617)
  Expenditures on site reclamation and restoration           4,881       3,232

Cash flow from operations                                  639,511     448,033
-------------------------------------------------------------------------------


Management uses certain key performance indicators ("KPI's") and industry benchmarks such as operating netbacks ("netbacks"), total capitalization and finding, development and acquisition costs to analyze financial and operating performance. These KPI's and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

This discussion and analysis contains forward-looking statements as to the Trusts internal projections, expectations or beliefs relating to future events or future performance within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the Securities Act (Ontario). In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2006 and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in this MD&A, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise.

HIGHLIGHTS

-------------------------------------------------------------------------------------------
(Cdn$ millions, except per unit and volume data)              2005       2004     % Change
-------------------------------------------------------------------------------------------
Cash flow from operations                                    639.5      448.0           43
Cash flow from operations per unit (1)                        3.35       2.41           39
Net income                                                   356.9      241.7           48
Distributions per unit (4)                                    1.99       1.80           11
Payout ratio per cent (2)                                       59         74          (20)
-------------------------------------------------------------------------------------------
Total daily production (boe/d) (3)                           6,254      6,870           (1)
-------------------------------------------------------------------------------------------

(1) Per unit amounts are based on weighted average units plus units issuable for exhangeable shares at year end.
(2)  Based on cash distributions divided by cash flow from operations.
(3) Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent ("boe") based on 6 mcf:1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of boe in isolation may be misleading.
(4) Based on number of trust units outstanding at each cash distribution date.

CASH FLOW FROM OPERATIONS

Cash flow from operations increased by 43 per cent in 2005 to $640 million from $448 million in 2004. This increase was primarily the result of higher commodity prices. The cash flow from operations per unit increased 39 per cent to $3.35 per unit from $2.41 per unit in 2004. The 2005 cash flow from operations included a cash loss of $87.6 million on commodity and foreign currency contracts while 2004 cash flow included a loss of $86.9 million on commodity and foreign currency contracts.

The following table summarizes the variances in cash flow from operations and in cash flow from operations per unit between 2004 and 2005. It shows the variance is due mainly to increased commodity pricing, with some of the price increase being paid out in increased royalties and a small decrease in revenue because of the one per cent decrease in the volumes produced.

----------------------------------------------------------------------------------------------------------
                                                           ($ millions)  ($ per trust unit)   (% variance)
----------------------------------------------------------------------------------------------------------
2004 CASH FLOW FROM OPERATIONS                                $  448.0           $   2.41
----------------------------------------------------------------------------------------------------------

Volume variance                                                  (12.2)             (0.07)            (3)
Price variance                                                   275.6               1.48             62
Cash losses on commodity and foreign currency contracts (1)       (0.6)             --                --
Royalties                                                        (58.3)             (0.31)           (13)
Expenses:
   Transportation                                                  0.5              --                --
   Operating                                                      (2.5)             (0.01)            (1)
   Cash G&A                                                       (6.0)             (0.03)            (1)
   Interest                                                       (3.6)             (0.02)            (1)
   Taxes                                                          (1.0)             (0.01)            --
   Realized foreign exchange gain                                 (2.2)             (0.01)            --
Other                                                              1.8               0.01             --
Weighted average trust units                                        --              (0.09)            (4)

2005 CASH FLOW FROM OPERATIONS                                $  639.5           $   3.35             39
----------------------------------------------------------------------------------------------------------

(1) Represents cash losses on commodity and foreign currency contracts including cash settlements on termination of commodity and foreign currency contracts.

PRODUCTION

Production volumes averaged 56,254 boe per day in 2005 compared to 56,870 boe per day in 2004. Production from the Redwater and North Pembina Cardium Unit ("NPCU") acquisitions were included starting on December 16, 2005 (these areas contributed 5,460 boe per day for the last 16 days of December 2005). The Trust exited 2005 with average daily production for the month of December in excess of 61,000 boe per day.

The Trust expects 2006 production to average 61,000 boe per day, an eight per cent increase over 2005.

---------------------------------------------------------------------------------------------------------------------------------
PRODUCTION                                                                               2005             2004          % Change
---------------------------------------------------------------------------------------------------------------------------------
Crude oil (bbl/d)                                                                      23,282           22,961                 1
Natural gas (mcf/d)                                                                   173,800          178,309                (3)
NGL (bbl/d)                                                                             4,005            4,191                (4)

Total production (boe/d) (1)                                                           56,254           56,870                (1)
---------------------------------------------------------------------------------------------------------------------------------
% Natural gas production                                                                   51               52
% Crude oil and liquids production                                                         49               48
---------------------------------------------------------------------------------------------------------------------------------

(1) Reported production for a period may include minor adjustments from previous production periods.

The following table summarizes the Trust's production by core area:

---------------------------------------------------------------------------------------------------------------------------------
                                                           2005                                         2004
---------------------------------------------------------------------------------------------------------------------------------
                                          TOTAL         OIL      GAS (2)        NGL       Total        Oil        Gas        NGL
CORE AREA (1)                           (boe/d)      (bbl/d)    (mmcf/d)   (bbl/d)      (boe/d)    (bbl/d)   (mmcf/d)    (bbl/d)
---------------------------------------------------------------------------------------------------------------------------------
Central AB                                8,041        1,364        30.2      1,641       9,295      2,003       32.6      1,856
Northern AB & BC                         18,286        6,026        65.3      1,381      19,026      5,733       71.1      1,441
Pembina & Redwater                        7,953        4,166        17.7        832       7,433      3,742       17.5        772
S.E. AB & S.W. Sask.                     11,298        1,499        58.7         15      10,871      1,658       55.2         14
S.E. Sask.                               10,676       10,227         1.9        136      10,245      9,825        1.9        108
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    56,254       23,282       173.8      4,005      56,870     22,961      178.3      4,191
---------------------------------------------------------------------------------------------------------------------------------

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, S.E. is southeast, S.W. is southwest. (2) Rounding of the gas conversion at 6:1 mmcf can result in totals not summing exactly.

COMMODITY PRICES

---------------------------------------------------------------------------------------------------------------------------------
BENCHMARK PRICES                                                                         2005             2004          % Change
---------------------------------------------------------------------------------------------------------------------------------
AECO gas ($/mcf) (1)                                                                     8.45             6.79                24
WTI oil (US$/bbl) (2)                                                                   56.61            41.43                37
US$/Cdn$ foreign exchange rate                                                           0.83             0.77                 8
WTI oil (Cdn$/bbl)                                                                      68.52            53.81                27
---------------------------------------------------------------------------------------------------------------------------------

(1)  Represents the AECO monthly posting.
(2)  WTI represents West Texas Intermediate posting as denominated in US$.

Oil and gas prices reached historic highs in 2005. The strength of the Canadian dollar served to partially offset the impact of higher US denominated oil prices. The Trust's oil production consists predominantly of light and medium crude oil while heavy oil accounts for less than five per cent of the Trust's liquids production. Overall the price of WTI oil in Canadian dollars increased by 27 per cent over the prior year to $68.52 versus $53.81 in 2004.

Alberta AECO Hub natural gas prices, which are commonly used as an industry reference, averaged $8.45 per mcf in 2005 compared to $6.79 per mcf in 2004. ARC's realized gas price, before hedging, increased by 32 per cent to $8.96 per mcf compared to $6.78 per mcf in 2004. ARC's realized gas price is based on prices received at the various markets in which the Trust sells its natural gas. ARC's natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators.

Prior to hedging activities, ARC realized $56.54 per boe in 2005, a 31 per cent increase over the $43.13 per boe received prior to hedging in 2004.

The following is a summary of realized prices :

ARC REALIZED PRICES
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         2005             2004          % Change
---------------------------------------------------------------------------------------------------------------------------------
Oil ($/bbl)                                                                             61.11            47.03                30
Natural gas ($/mcf)                                                                      8.96             6.78                32
NGL ($/bbl)                                                                             49.92            39.04                28
---------------------------------------------------------------------------------------------------------------------------------

Total commodity revenue before hedging ($/boe)                                          56.54            43.13                31
Other revenue ($/boe)                                                                    0.21             0.19                11

TOTAL REVENUE BEFORE HEDGING ($/boe)                                                    56.75            43.32                31
---------------------------------------------------------------------------------------------------------------------------------


REVENUE

Revenue increased to $1.2 billion in 2005, an increase of 29 per cent compared to 2004 revenue of $902 million. Significantly higher commodity prices caused this higher revenue.

A breakdown of revenue is as follows:

REVENUE
----------------------------------------------------------------------------------------------------------------------------------
($ thousands)                                                                            2005             2004          % Change
----------------------------------------------------------------------------------------------------------------------------------
Oil revenue                                                                           519,272          395,203                31
Natural gas revenue                                                                   568,710          442,537                29
NGL revenue                                                                            72,973           59,886                22
----------------------------------------------------------------------------------------------------------------------------------

Total commodity revenue                                                             1,160,955          897,626                29
Other revenue                                                                           4,242            4,156                 2

TOTAL REVENUE                                                                       1,165,197          901,782                29
----------------------------------------------------------------------------------------------------------------------------------


RISK MANAGEMENT

The Trust's risk management activities are conducted by an internal Risk Management Committee, based upon guidelines approved by the Board. The Risk Management Committee has the following mandate:

   o protect unitholder return on investment;

   o provide for minimum monthly cash distributions to unitholders;

   o employ a portfolio approach to risk management by entering into a number of small positions that build upon each other;

   o participate in commodity price upturns to the greatest extent possible while limiting exposure to price downturns; and,

   o ensure profitability of specific oil and gas properties that are more sensitive to changes in market conditions.

The Trust realized cash hedging losses of $87.6 million for the year attributed primarily to capped contracts that expired on December 31, 2005. At the date of this MD&A the Trust had upside participation for 2006 on all produced volumes with the exception of those noted below, with downside price protection on 39 per cent of liquids production and 14 per cent of natural gas production (26 per cent of produced boes).

The Trust continues to execute a risk management strategy focused on put and put spread structures to manage commodity prices and continues to use fixed rate swaps to manage foreign exchange and interest rate exposures. The purchase of a put involves paying a premium to limit the exposure to downturns in commodity prices while participating in commodity price appreciation. At year end the Trust had bought puts with an average floor on oil production of US$52.68 per bbl and Cdn$8.16 per GJ on natural gas. The Trust also entered into sold put transactions that offset the cost of the bought put premiums. The $12.4 million cost of the put premiums has been incurred to protect a portion of 2006 revenue.

In addition to the above contracts, the Trust entered into long-term risk management structures to lock in returns on production acquired through the Redwater and NPCU acquisitions announced in December 2005. ARC has protected 5,000 barrels per day through 2009 with a three-way collar by partially financing the purchase of a US$55 floor with a sold US$40 put and US$90 call. ARC felt it prudent to sell the out-of-the-money put and call in order to reduce the cost of the US$55 floor and minimize its long-term premium commitments. As a result, ARC has US$55 price protection (down to US$40) on the acquired volumes costing an average of $1.9 million per year through 2009. If oil trades above US$90 in any one month, ARC will be limited to US$90 for that month, if WTI falls below US$40, ARC receives market price plus US$15 under the three-way collar. For a complete summary of the Trust's oil and natural gas hedges, please refer to "Hedging Program" under the "Investor Relations" section of the Trust's website at www.arcenergytrust.com.

The Trust considers its risk management contracts to be effective economic hedges as they meet the objectives of the Trust's risk management mandate. In order to mitigate credit risk, the Trust executes commodity and foreign currency hedging risk management with financially sound, credit worthy counterparties. All contracts require approval of the Trust's Risk Management Committee prior to execution. Deferred premiums payable will be recorded as a realized cash hedging loss when payment is made in a future period. These premiums may be partially offset if ARC sells any short-term options. The Trust's oil contracts are based on the WTI index and the majority of the Trust's natural gas contracts are based on the AECO monthly index.


GAIN OR LOSS ON COMMODITY AND FOREIGN CURRENCY CONTRACTS

Gain or loss on commodity and foreign currency contracts comprise realized and unrealized gains or losses on commodity and foreign currency contracts that do not meet the accounting definition of the requirements of an effective hedge, even though the Trust considers all commodity and foreign currency contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate expense in the statement of income.

The Trust recorded a realized loss on commodity and foreign currency contracts of $87.6 million in 2005, which is virtually the same amount as realized in 2004.

The following is a summary of the gain (loss) on commodity and foreign currency contracts for 2005:

COMMODITY AND FOREIGN CURRENCY CONTRACTS
---------------------------------------------------------------------------------------------------
                                CRUDE OIL &       NATURAL       FOREIGN         2005          2004
($ thousands)                       LIQUIDS           GAS      CURRENCY        TOTAL         Total
---------------------------------------------------------------------------------------------------
Realized cash (loss) gain
   on contracts (1)                 (75,816)      (12,491)          749      (87,558)      (86,909)
Non-cash gain on contracts               --            --            --           --         4,883
Non-cash amortization of
   opening deferred hedge loss           --            --            --           --       (14,575)
Unrealized (loss) gain on
   contracts, change in
   fair value (2)                    16,465       (17,531)        1,066           --        10,533
---------------------------------------------------------------------------------------------------

TOTAL GAIN (LOSS) ON
   COMMODITY AND FOREIGN
   CURRENCY CONTRACTS               (59,351)      (30,022)        1,815      (87,558)      (86,068)
---------------------------------------------------------------------------------------------------

(1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
(2) The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.

OPERATING NETBACKS

The Trust's operating netback, prior to realized hedging losses, increased 37 per cent to $37.66 per boe in 2005 compared to $27.39 per boe in 2004. The increase in netbacks in 2005 is due to higher commodity prices.

The netback was reduced by realized losses on commodity and foreign currency contracts of $4.26 per boe for 2005, very similar to losses of $3.94 per boe in 2004.

The components of operating netbacks are shown below:

---------------------------------------------------------------------------------------
                                                                       2005       2004
                                        Oil       Gas        NGL      TOTAL      Total
NETBACK                              ($/bbl)   ($/mcf)    ($/bbl)    ($/boe)    ($/boe)
---------------------------------------------------------------------------------------
Weighted average sales price          61.11      8.96      49.91      56.54      43.13
Other revenue                            --        --         --       0.21       0.19
---------------------------------------------------------------------------------------

Total revenue                         61.11      8.96      49.91      56.75      43.32
Royalties                            (11.58)    (1.85)    (13.18)    (11.46)     (8.51)
Transportation                        (0.13)    (0.21)        --      (0.70)     (0.71)
Operating costs (1)                   (8.62)    (0.98)     (4.69)     (6.93)     (6.71)
---------------------------------------------------------------------------------------

Netback prior to hedging              40.78      5.92      32.04      37.66      27.39
Realized loss on commodity and
   foreign currency contracts         (8.83)    (0.20)        --      (4.26)     (3.94)
---------------------------------------------------------------------------------------

Netback after hedging                 31.95      5.72      32.04      33.40      23.45
---------------------------------------------------------------------------------------

(1) Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

Royalties increased to $11.46 per boe in 2005 compared to $8.51 per boe in 2004, up 35 per cent as a result of higher commodity prices. Royalties are calculated and paid based on commodity revenue net of associated transportation costs and before any commodity hedging gains or losses.
Royalties as a percentage of pre-hedged commodity revenue net of transportation costs remained unchanged at approximately 20 per cent.

Operating costs, net of processing income, remained relatively consistent at $142.2 million in 2005 compared to $139.7 million in 2004. Operating costs per boe increased three per cent to $6.93 per boe in 2005 compared to $6.71 per boe in 2004. The higher costs of services throughout the industry, particularly for service rigs, trucking costs and mechanical services, has caused the increase in operating costs.

In 2006 it is expected that base operating costs (before Redwater and NPCU) will increase over 10 per cent to $7.70 per boe. With the addition of the higher cost Redwater and NPCU properties it is estimated that average operating costs will increase to $8.65 per boe in 2006.


GENERAL AND ADMINISTRATIVE EXPENSES AND TRUST UNIT INCENTIVE COMPENSATION

Cash general and administrative expenses ("G&A"), net of overhead recoveries on operated properties, increased to $27.4 million ($1.34 per boe) in 2005 from $21.4 million ($1.03 per boe) in 2004. Increases in cash G&A expenses in total and per boe were the result of the increasing costs to manage the business associated with increased staff levels and increased compensation. Due to unprecedented levels of activity for ARC and for the industry as a whole in 2005, the costs associated with hiring, compensating and retaining employees and consultants has risen. It is essential for the Trust to maintain competitive compensation levels to ensure that we continue to attract and retain the most qualified individuals.

The following is a breakdown of G&A and trust unit incentive compensation expense:

G&A AND TRUST UNIT INCENTIVE COMPENSATION EXPENSE

----------------------------------------------------------------------------------------
($ thousands except per boe)                                 2005       2004   % Change
----------------------------------------------------------------------------------------
G&A expenses                                               35,044     30,733         14
Whole Unit Plan compensation expense (1)                    1,062         --        100
Operating recoveries                                       (8,659)    (9,307)        (7)
----------------------------------------------------------------------------------------

Cash G&A expenses                                          27,447     21,426         28
Accrued compensation - Rights Plan                          6,525      5,171         26
Accrued compensation - Whole Unit Plan                      8,774      2,915        201
----------------------------------------------------------------------------------------

Total G&A and trust unit incentive compensation expense    42,746     29,512         45

Cash G&A expenses per boe                                    1.34       1.03         30
Total G&A and trust unit incentive
   compensation expense per boe                              2.08       1.42         46
----------------------------------------------------------------------------------------

(1)  Plan started in 2004 with the first cash payment made in April 2005.

A non-cash trust unit incentive compensation expense ("non-cash compensation expense") of $15.3 million ($0.74 per boe) was recorded in 2005 compared to $8.1 million ($0.39 per boe) in 2004. This non-cash amount relates to estimated costs of the Trust Unit Incentive Rights Plan ("Rights Plan") and the Whole Trust Unit Incentive Plan to December 31, 2005 and reflects the strong market performance of ARC's units during the year.


RIGHTS PLAN

The Rights Plan provided employees, officers and independent directors the right to purchase units at a specified price. In general, the rights had a five year term and vested equally over three years. The exercise price of the rights is adjusted downwards from time to time by the amount that distributions to unitholders, in any calendar quarter exceeds 2.5 per cent of the Trust's net book value of property, plant and equipment. The rights plan was replaced by a Whole Unit Plan during 2004 after which no further rights under the rights plan were issued. The number of rights outstanding declined by 1.7 million in the year from exercises or cancellations, to end the year at
1.3 million outstanding.

For the year ended December 31, 2005, the compensation expense for the rights plan based on the fair value calculation resulted in an expense of $6.5 million compared to $5.2 million in 2004.


WHOLE TRUST UNIT INCENTIVE PLAN ("WHOLE UNIT PLAN")

In March 2004, the Board of Directors approved a new Whole Unit Plan to replace the Rights Plan for new awards granted subsequent to the first quarter of 2004. The new Whole Unit Plan results in employees, officers and directors (the "plan participants") receiving cash compensation in relation to the value of a specified number of underlying units. The Whole Unit Plan consists of Restricted Trust Units ("RTUs") for which the number of units is fixed and will vest over a period of three years and Performance Trust Units ("PTUs") for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the performance of the Trust compared to its peers. The PTU grant is adjusted by a performance multiplier. The performance multiplier is based on the percentile rank of the Trust's total unitholder return, which is the sum of the increase in market price of the units over the period plus the amount of distributions over the period, compared to its peers. The performance multiplier can range from zero to two.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the unit price, the number of PTUs to be issued on vesting, and distributions. Therefore, the expense recorded in the statement of income fluctuates over time.

The following table shows the changes during the year of RTUs and PTUs outstanding:

--------------------------------------------------------------------------------

(in thousands of units)                         number of RTUs   number of PTUs
--------------------------------------------------------------------------------

Balance, beginning of year                                 225              128
  Vested                                                   (79)              --
  Granted                                                  367              305
  Forfeited                                                (34)             (42)
--------------------------------------------------------------------------------

Balance, end of year                                       479              391
--------------------------------------------------------------------------------


Under the Whole Unit Plan $13.6 million was paid or accrued during the year versus $2.9 million in 2004. The large increase in the accrued value of the RTUs and PTUs outstanding is attributed to the considerable increase in the Trust's unit value in the market, and the increase in the performance multiplier on the PTUs to two reflecting ARC's top quartile returns compared to other midsized oil and gas producers.

The Trust expects 2006 G&A costs, excluding non-cash G&A associated with the Trust's Rights Plan and Whole Unit Plan, to be approximately $1.70 per boe. In addition, the Trust expects 2006 non-cash G&A of approximately $0.65 per boe for the non-cash trust unit incentive compensation expense associated with the Rights Plan and Whole Unit Plan. The increasing G&A costs in 2006 are the result of higher compensation levels associated with hiring and retaining qualified employees and consultants in a competitive environment.


INTEREST EXPENSE

Interest expense increased to $16.9 million in 2005 from $13.3 million in 2004. The increase is attributed to increased interest rates and to a higher average debt balance in 2005 compared to 2004 as a result of acquisitions funded by debt. Also during the year the Trust paid out an 8.05 per cent, US$21 million note and refinanced it at a lower interest rate. The amount paid to settle the note early was Cdn$1.3 million and was included as interest expense.

The following is a summary of the debt balance and interest expense:

INTEREST EXPENSE
--------------------------------------------------------------------------------
($ thousands)                                        2005       2004   % Change
--------------------------------------------------------------------------------
Year end debt balance (1)                         526,636    220,549        139
   Fixed rate debt                                268,156    220,259
   Floating rate debt                             258,480        290
--------------------------------------------------------------------------------

Interest expense before interest rate swaps (2)    17,420     14,675         19
Gain on interest rate hedge                          (474)    (1,355)

Net interest expense                               16,946     13,320         27
--------------------------------------------------------------------------------

(1)  Includes both long-term and current portions of debt.
(2) The interest rate swap was designated as an effective hedge for accounting purposes whereby actual realized gains and losses are netted against interest expense.

FOREIGN EXCHANGE GAINS AND LOSSES

The Trust recorded a gain of $6.4 million ($0.31 per boe) on foreign exchange transactions compared to a gain of $20.7 million ($1.00 per boe) in 2004. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of US denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but does not impact cash flow as it is a non-cash amount. Realized foreign exchange gains or losses arise from US denominated transactions such as interest payments, debt repayments and hedging settlements.

TAXES

Capital taxes paid or payable by ARC, based on debt and equity levels at the end of the year, amounted to $3.9 million in 2005 compared to $2.8 million in 2004. The increase in 2005 capital taxes was attributed to the higher taxable capital base as a result of asset acquisitions, partially offset by a decrease in the capital tax rate, as well as a $0.9 million reassessment on prior years tax return filings by Star Oil & Gas Ltd. ("Star"), which ARC purchased in 2003.

Corporate acquisitions completed in 2005 resulted in the Trust recording a future income tax liability of $213.8 million due to the difference between the tax basis and the fair value assigned to the acquired assets. The amount of tax pools versus asset value is one of the parameters that impacts the Trust's acquisition bid levels.

In the Trust's structure, payments are made between ARC Resources Ltd. ("ARL"), the operating subsidiary of the Trust, and the Trust, transferring both income and future tax liability to the unitholders. At the current time, ARC does not anticipate any cash taxes will be paid by ARL.


DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion ("DD&A") rate increased to $12.88 per boe in 2005 from $11.51 per boe in 2004. The higher DD&A rate is due to the Redwater and NPCU property acquisition in the fourth quarter of 2005 for which the Trust recorded a higher proportionate cost per barrel of proved reserves of the acquired properties compared to the existing ARC properties. In addition, the higher asset retirement obligation recorded in 2005 has resulted in higher accretion expense in 2005.

A breakdown of the DD&A rate is a follows:

DD&A RATE
------------------------------------------------------------------------------
($ thousands except per boe amounts)                 2005      2004  % Change
------------------------------------------------------------------------------
Depletion of oil & gas assets (1)                 259,308   235,094        10
Accretion of asset retirement obligation (2)        5,207     4,580        14
------------------------------------------------------------------------------

Total DD&A                                        264,515   239,674        10
DD&A rate per boe                                   12.88     11.51        12
------------------------------------------------------------------------------

(1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.
(2) Represents the accretion expense on the asset retirement obligation during the year.

The costs subject to depletion included $61.9 million relating to the capitalized portion of the asset retirement obligation as at December 31, 2005 ($42.3 million as at December 31, 2004), net of accumulated depletion.


GOODWILL

The goodwill balance of $157.6 million arose as a result of the acquisition of Star in 2003. The goodwill balance was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the assets for accounting purposes acquired in the transaction.

Accounting standards require that the goodwill balance be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such an impairment exists, it would be charged to income in the period in which the impairment occurs. The Trust has determined that there was no goodwill impairment as of December 31, 2005.


CAPITAL EXPENDITURES AND NET ACQUISITIONS

Total capital expenditures, excluding acquisitions and dispositions, totaled $268.8 million in 2005 compared to $193.8 million in 2004. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures, as ARC continues to develop its asset base. The significant increase in 2005 capital expenditures is due to the costs of the capital development program needed to replace production in the year.

During the year, the Trust drilled 250 gross wells (220 net wells) on operated properties; consisting of 68 gross oil wells and 180 gross natural gas wells most of which were shallow gas wells, and two dry holes for a total success rate of 99 per cent in 2005. In addition, the Trust participated in 402 gross wells drilled by other operators.

In addition to capital expenditures on development activities, the Trust completed net property acquisitions of $91.3 million in 2005. Major property acquisitions were in the following areas: Berrymoor and Buck Creek in Alberta and Weirhill and Steelman in Saskatchewan.

The Trust also completed a number of corporate acquisitions including Romulus Exploration Inc. in June 2005 for total consideration of $42 million and companies holding the Redwater and NPCU properties in December 2005 for total consideration of $463 million.

Capital expenditures on development activities and acquisitions resulted in an increase in proved plus probable oil and gas reserves from 244 mmboe at year end 2004 to 287 mmboe at year end 2005.

Approximately 95 per cent of the $269 million capital program was financed from cash flow from operations in 2005 versus 57 per cent in 2004. Property and corporate acquisitions were financed through a combination of debt and equity.

A breakdown of capital expenditures and net acquisitions is shown below:

CAPITAL EXPENDITURES
-----------------------------------------------------------------------------------------------------------
($ thousands)                                                                 2005        2004    % Change
-----------------------------------------------------------------------------------------------------------
Geological and geophysical                                                   9,219       5,388          71
Drilling and completions                                                   200,873     144,487          39
Plant and facilities                                                        55,032      41,089          34
Other capital                                                                3,710       2,820          32

Total capital expenditures                                                 268,834     193,784          39
-----------------------------------------------------------------------------------------------------------
Producing property acquisitions (1)                                        111,324        (529)
Producing property dispositions (1)                                        (20,038)    (57,691)
Corporate acquisitions (2)                                                 504,996      72,009

Total capital expenditures and net acquisitions                            865,116     207,573         318
-----------------------------------------------------------------------------------------------------------
Total capital expenditures and net acquisitions financed with cash flow    256,104     110,846
Total capital expenditures and net acquisitions financed with debt         609,012      96,727
-----------------------------------------------------------------------------------------------------------

(1)  Value is net of post-closing adjustments.
(2) Represents total consideration for the transactions, including fees but is prior to the related future income tax liability, asset retirement obligation and working capital assumed on acquisition.

ARC expects to undertake significant development activities again in 2006 resulting in a $340 million capital budget. New activities include spending $25 million on a commercial scale Natural Gas from Coal ("NGC") project and incurring a $17 million increase in capital allocated to moderate risk exploration.


ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND

At December 31, 2005, the Trust has recorded an Asset Retirement Obligation ("ARO") of $165.1 million ($73 million at December 31, 2004) for future abandonment and reclamation of the Trust's properties. The ARO increased by $76.2 million during 2005 as a result of additional liabilities associated with the acquisitions of Redwater and NPCU, and the wells drilled in 2005. Also the ARO increased because the inflation factor used to calculate the future retirement obligation was increased from 1.5 per cent to two per cent in 2005. The ARO further increased by $5.2 million for accretion expense in 2005 ($4.6 million in 2004) and was reduced by $4.9 million ($3.2 million in 2004) for actual abandonment expenditures incurred in 2005. The Trust did not record a gain or loss on actual abandonment expenditures incurred as the costs closely approximated the liability value included in the ARO.

ARC contributed $6 million cash to its reclamation fund in 2005 ($6 million in 2004) and earned interest of $0.8 million ($1.2 million in 2004) on the fund balance. The fund balance was reduced by $4.6 million for cash-funded abandonment expenditures in 2005 ($3.1 million in 2004). This fund, invested in money market instruments, is established to provide for future abandonment and reclamation liabilities. Future contributions are currently set at approximately $6 million per year over 20 years in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred over the next 61 years. In addition, as a result of the Redwater/NPCU acquisition the Trust has committed to additional yearly contributions starting at $6.1 million per year (resulting in a total 2006 contribution of $12.1 million). Currently, the fund balance stands at $23.5 million.

CAPITAL STRUCTURE

A breakdown of the Trust's capital structure is as follows:

CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY
-----------------------------------------------------------------------------------------------
($ thousands except per unit and per cent amounts)                           2005         2004
-----------------------------------------------------------------------------------------------
Revolving credit facilities                                               258,480          290
Senior secured notes                                                      268,156      220,259
Working capital deficit excluding short-term debt (1)                      51,450       44,293
-----------------------------------------------------------------------------------------------

Net debt obligations                                                      578,086      264,842
Units outstanding and issuable for exchangeable shares (thousands)        202,039      188,804
Market price per unit at end of year                                        26.49        17.90
Market value of units and exchangeable shares                           5,352,013    3,379,592
Total capitalization (2)                                                5,930,099    3,644,434
-----------------------------------------------------------------------------------------------

Net debt as a percentage of total capitalization                             9.7%         7.3%
Net debt obligations                                                      578,086      264,842
Cash flow from operations                                                 639,511      448,033
Net debt to cash flow                                                         0.9          0.6
-----------------------------------------------------------------------------------------------

(1) The working capital deficit excludes the balances for commodity and foreign currency contracts.
(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

On December 15, 2005 the Trust repaid the remaining US$21 million outstanding on its 8.05 per cent senior secured notes originally issued in November 2000 pursuant to an Uncommitted Master Shelf Agreement. The Trust paid US$1.1 million in order to retire this note based upon the discounted value of interest payable at the 8.05 per cent rate and current market interest rates. Concurrent with the repayment, US$75 million of senior secured notes were issued under an Amended Uncommitted Master Shelf Agreement. This note pays a quarterly coupon of 5.42 per cent per annum and requires equal principal payments of US$9,375,000 over an eight year period commencing in 2010.

In conjunction with the December acquisition of Redwater and the NPCU, the Trust increased its syndicated credit facility to $700 million and its working capital facility to $25 million resulting in a total borrowing base of $950 million. The increase in the borrowing base did not impact any key terms in the credit facility such as security or covenants. The next annual credit review will occur during the first quarter of 2006 at which time the Trust will reduce its available credit facilities to reduce fees on credit facilities it does not expect to utilize in the near future.

The Trust intends to finance its $340 million 2006 capital program with cash flow and the proceeds of the distribution reinvestment program with any remainder being financed with debt.

UNITHOLDERS' EQUITY

At December 31, 2005, there were 199.1 million trust units issued and 2.9 million units issuable for exchangeable shares, a seven per cent increase from the 185.8 million units issued and three million units issuable for exchangeable shares at December 31, 2004.

The increase in the number of units outstanding is attributable to the following:

----------------------------------------------------------------------------------------------------------
                                                                 Average Price       Proceeds   # of Units
                                                                    (per unit)   ($ millions)   (millions)
----------------------------------------------------------------------------------------------------------
Units Issued at December 31, 2004                                          --            --        185.8
  December 2005 equity offering                                    $    26.65          239.9         9.0
  Units issued from treasury pursuant to DRIP program              $    19.92           48.8         2.5
  Units issued on exercise of employee rights                      $    16.03           24.1         1.5
  Units issued pursuant to exchange of ARL exchangeable shares     $    11.04            4.0         0.3
----------------------------------------------------------------------------------------------------------

UNITS ISSUED AT DECEMBER 31, 2005                                                                  199.1
----------------------------------------------------------------------------------------------------------

The Trust issued nine million units at $26.65 in December 2005 for proceeds of $239.9 million less underwriter's fees of $12 million for net proceeds of $227.9 million. Proceeds from the offering were used to partially repay debt associated with the Redwater and NPCU acquisitions.

The Trust made its final issuance of rights under the Rights Plan during 2004. There will be no future issuances of rights as the rights plan was replaced with a new Whole Unit Plan in 2004. The existing rights plan will be in place until the remaining 1.3 million rights outstanding as of December 31, 2005 are exercised or cancelled. These rights have an adjusted exercise price of $10.22 and have an average remaining contractual life of 3.3 years and expire at various dates to March 22, 2009. Of the rights outstanding at December 31, 2005, a total of 0.6 million were exercisable at that time.

The Whole Unit Plan introduced in 2004 is a cash compensation plan for employees, officers and directors of the Trust and does not involve any units being issued from treasury. The Trust has made provisions whereby employees may elect to have units purchased for them on the market with the cash received upon vesting.


CASH DISTRIBUTIONS

ARC declared cash distributions of $377 million ($1.99 per unit), representing 59 per cent of 2005 cash flow from operations compared to cash distributions of $330 million ($1.80 per unit), representing 74 per cent of cash flow from operations in 2004. The remaining 41 per cent of 2005 cash flow ($263 million) was used to fund 95 per cent of ARC's 2005 capital expenditures and make contributions, including interest, to the reclamation fund ($6.8 million). The actual amount of cash flow withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment and is at the discretion of the Board of Directors.

Cash flow and cash distributions in total and per unit were as follows:

CASH FLOW AND DISTRIBUTIONS                             ($ millions)                 ($ per unit)
--------------------------------------------------------------------------------------------------------
                                                2005     2004    % Change       2005    2004   % Change
--------------------------------------------------------------------------------------------------------
Cash flow from operations                      639.5    448.0          43       3.35    2.41         39
Reclamation fund contributions (1)              (6.8)    (7.2)         (6)     (0.04)  (0.04)        --
Capital expenditures funded with cash flow    (256.1)  (110.8)        131      (1.34)  (0.60)       123
Other (2)                                         --       --          --       0.02    0.03        (33)
--------------------------------------------------------------------------------------------------------

Cash distributions                             376.6    330.0          14       1.99    1.80         11
--------------------------------------------------------------------------------------------------------

(1) Includes interest income earned on the reclamation fund balance that is retained in the reclamation fund.
(2) Other represents the difference due to cash distributions paid being based on actual units at each distribution date whereas per unit cash flow, reclamation fund contributions and capital expenditures funded with cash flow are based on weighted average trust units in the year plus units issuable for exchangeable shares at year end.

Monthly cash distributions for the first quarter of 2006 have been set at $0.20 per unit subject to monthly review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.


HISTORICAL CASH DISTRIBUTIONS BY CALENDAR YEAR

The following table presents cash distributions paid in each calendar period.

-------------------------------------------------------------------------------------------------
                                                                    Taxable         Return of
Calendar Year                                 Distributions (1)     Portion           Capital
-------------------------------------------------------------------------------------------------
2006 YTD (2)                                   0.40                    0.39 (2)          0.01 (2)
2005                                           1.94                    1.90 (3)          0.04 (3)
2004                                           1.80                    1.69              0.11
2003                                           1.78                    1.51              0.27
2002                                           1.58                    1.07              0.51
2001                                           2.41                    1.64              0.77
2000                                           1.86                    0.84              1.02
1999                                           1.25                    0.26              0.99
1998                                           1.20                    0.12              1.08
1997                                           1.40                    0.31              1.09
1996                                           0.81                      --              0.81

CUMULATIVE                                 $  16.43                $   9.73           $  6.70
-------------------------------------------------------------------------------------------------

(1)  Based on cash distributions paid in the calendar year.
(2) Based on cash distributions paid in 2006 up to and including February 15, 2006 and estimated taxable portion of 2006 distributions of 98 per cent.
(3)  Based on taxable portion of 2005 distributions of 98 per cent.


2005 MONTHLY CASH DISTRIBUTIONS

Actual cash distributions paid along with relevant payment dates are as follows:

-----------------------------------------------------------------------------------------------------------
                                               Distribution               Total      Taxable     Return of
Ex-Distribution Date    Record Date            Payment Date        Distribution      Portion       Capital
-----------------------------------------------------------------------------------------------------------
December 29, 2004       December 31, 2004      January 17, 2005            0.15       0.1470        0.0030
January 27, 2005        January 31, 2005       February 15, 2005           0.15       0.1470        0.0030
February 24, 2005       February 28, 2005      March 15, 2005              0.15       0.1470        0.0030
March 29, 2005          March 31, 2005         April 15, 2005              0.15       0.1470        0.0030
April 27, 2005          April 30, 2005         May 16, 2005                0.15       0.1470        0.0030
May 27, 2005            May 31, 2005           June 15, 2005               0.15       0.1470        0.0030
June 28, 2005           June 30, 2005          July 15, 2005               0.15       0.1470        0.0030
July 27, 2005           July 31, 2005          August 15, 2005             0.15       0.1470        0.0030
August 28, 2005         August 31, 2005        September 15, 2005          0.17       0.1666        0.0034
September 28, 2005      September 30, 2005     October 17, 2005            0.17       0.1666        0.0034
October 27, 2005        October 31, 2005       November 15, 2005           0.20       0.1960        0.0040
November 28, 2005       November 30, 2005      December 15, 2005           0.20       0.1960        0.0040

TOTAL 2005                                                                 1.94       1.9012        0.0388
-----------------------------------------------------------------------------------------------------------

TAXATION OF CASH DISTRIBUTIONS

Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the units held. For a more detailed breakdown, please visit our website at www.arcenergytrust.com.

For 2005, cash distributions paid in the calendar year will be 98 per cent return on capital (taxable) and two per cent return of capital (tax deferred). The increase in the taxable portion of distributions to 98 per cent is the result of increasing commodity prices and in turn increasing cash flow of the Trust.

The exchangeable shares of ARL, a corporate subsidiary of the Trust, may provide a more tax-effective basis for investment in the Trust. The ARL exchangeable shares are traded on the TSX under the symbol "ARX" and are convertible into units, at the option of the shareholder, based on the then current exchange ratio. Exchangeable shareholders are not eligible to receive monthly cash distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's unit distribution multiplied by the then current exchange ratio and divided by the 10 day weighted average trading price of the units at the end of each month. The gain realized as a result of the monthly increase in the exchange ratio is taxed, in most circumstances, as a capital gain rather than income and is therefore subject to a lower effective tax rate. Tax on the exchangeable shares is deferred until the exchangeable share is sold or converted into a unit.


CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental obligations. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature as disclosed in the following table.

-----------------------------------------------------------------------------------------------
                                                    Payments Due by Period
($ millions)                           2006     2007-2008    2009-2010    Thereafter      Total
-----------------------------------------------------------------------------------------------
Debt repayments                          --         279.4         49.2         198.0      526.6
Reclamation fund contributions (1)      6.1          11.8         10.2          80.9      109.0
Purchase commitments                    2.4           3.4          3.2           8.0       17.0
Operating leases                        4.1           8.1          7.3            --       19.5
Derivative contract premiums (2)       12.4            --           --            --       12.4
Retention bonuses                       1.0           1.0           --            --        2.0

TOTAL CONTRACTUAL OBLIGATIONS          26.0         303.7         69.9         286.9      686.5
-----------------------------------------------------------------------------------------------

(1) Contribution commitments to a restricted reclamation fund associated with the Redwater property acquired in the Redwater and NPCU acquisition
(2) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that the Trust has committed to approximately $40 to $60 million of capital expenditures by means of giving the necessary authorizations to incur the capital in a future period. This commitment has not been disclosed in the above referenced commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.


OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2005. The total obligation for future lease payments under all operating leases is disclosed in the "Commitments and Contingencies" section of this MD&A.

The Trust entered into agreements to pay premiums pursuant to certain crude oil derivative put contracts. Premiums of approximately $12.4 million will be paid in 2006 for the put contracts in place at year end. As the premiums are part of the underlying derivative contract, they have been recorded at fair market value at December 31, 2005 on the balance sheet. The total obligation for future premium payments is disclosed in the "Commitments and Contingencies" section of this MD&A.

FINANCIAL REPORTING UPDATE

The following new standard has been reviewed by the Trust during 2005:

     Financial Instruments - Recognition and Measurement - On January 27, 2005, the Accounting Standard's Board ("AcSB") issued CICA Handbook section 3855 "Financial Instruments - Recognition and Measurement", CICA Handbook section 1530 "Comprehensive Income" and CICA Handbook section 3865 "Hedges" that deal with the recognition and measurement of financial instruments and comprehensive income. The new standards are intended to harmonize Canadian standards with United States and international accounting standards. The new standards are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. These new standards will impact the Trust in future periods and the resulting impact will be assessed at that time.


CRITICAL ACCOUNTING ESTIMATES

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust's financial and operating results incorporate certain estimates including:

     a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

     b)  estimated capital expenditures on projects that are in progress;

     c) estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

     d) estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

     e) estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

     f) estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.


FINANCIAL REPORTING AND INTERNAL CONTROLS UPDATE

On July 31, 2002, the United States Congress enacted the Sarbanes Oxley Act ("SOX"). SOX applies to all companies registered with the Securities and Exchange Commission ("SEC"). Although ARC is not listed on a US stock exchange, the Trust is registered with the SEC as a result of having acquired Startech Energy Inc. in 2001 and therefore is required to comply with certain portions of the SOX legislation. There are various components to the SOX legislation, however the most comprehensive is Section 404 "Internal Controls Over Financial Reporting". Section 404 requires that management undertake the following:

     o   identify  and  document   internal  controls  that  impact  financial
         reporting;

     o   assess the effectiveness of those internal controls;

     o remediate any deficiencies in internal controls and/or implement any required controls that are not already in place;

     o test the internal controls to ensure that they are operating effectively; and

     o issue a report, to be signed by the CEO and CFO, on management's assessment of the effectiveness of internal controls and communicate any material weaknesses.

ARC is currently required to comply with section 404 of the SOX legislation on December 31, 2006. In conjunction with the 2006 year end audit, ARC's external auditors will audit the Trust's internal controls and will issue two opinions, one on the auditor's assessment of the effectiveness of internal controls over financial reporting and one on the auditor's opinion on management's assessment of the internal controls over financial reporting.

The Trust currently has a comprehensive plan and a dedicated team of individuals in place to execute the plan of meeting the SOX Section 404 compliance date.

As of December 31, 2005, an internal evaluation was carried out of the effectiveness of the Trust's disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that material information relating to the Trust is made known to management on a timely basis and is included in this report. No changes were made to our internal control over financial reporting during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In addition to SOX, ARC is required to comply with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", otherwise referred to as Canadian SOX ("C-Sox"). ARC is currently complying with this legislation by filing bare interim and annual certificates. It is expected that ARC will be required to file a full annual certificate in conjunction with the December 31, 2006 year end. The Canadian requirements closely parallel the SEC's certification rules, however, currently there is no requirement to have external auditor's opinion on the Trust's internal controls or management's assessment thereof.


OBJECTIVES AND 2006 OUTLOOK

It is the Trust's objective to provide superior long-term returns to unitholders by focusing on the key strategic objectives of the business plan. The Trust has provided unitholders with the following one, three and five year returns (assuming the reinvestment of distributions):

TOTAL RETURNS
--------------------------------------------------------------------------------------------
($ per unit except for per cent)                         One Year   Three Year    Five Year
--------------------------------------------------------------------------------------------
Distributions per unit                                $      1.99   $     5.59    $    9.46
Capital appreciation per unit                                8.59        14.59        15.19
--------------------------------------------------------------------------------------------

Total return per unit                                 $     10.58   $    20.18    $   24.65
Annualized total return per unit                            62.4%        46.5%        38.8%
--------------------------------------------------------------------------------------------

To the end of 2005, the Trust has provided cumulative cash distributions of $16.23 per unit and capital appreciation of $16.49 per unit for a total return of $32.72 per unit (27.9 per cent annualized total return) for unitholders who invested in the Trust at inception in 1996.

The key future objectives of the Trust's business plan, as identified below, are reviewed annually by the Board. The Trust was successful in meeting all of its objectives in 2005 as individually addressed below. They continue to be key objectives for 2006.

     o ANNUAL RESERVES REPLACEMENT - The Trust increased its proved plus probable reserves from 244 mmboe at year end 2004 to 287 mmboe at year end 2005 through a combination of the reserves additions associated with the Trust's $269 million 2005 capital budget and reserves purchased in corporate and property acquisitions (net of dispositions) for $598 million.

     o ENSURING ACQUISITIONS ARE STRATEGIC AND ENHANCE UNITHOLDER RETURNS - The Trust added significant assets in its core Pembina and southeast Saskatchewan areas in 2005. In addition, the Trust added another long-life, light oil property to its portfolio with the acquisition of a controlling interest in the Redwater field. ARC believes that long-life, light oil properties will provide future opportunities to enhance unitholder value through the application of tertiary recovery methods.

     o CONTROLLING COSTS - Due to the diligence of field and office operating staff, the Trust's operating costs per boe in 2005 increased less than three per cent over 2004 costs. Cash G&A costs in 2005 increased 30 per cent to $1.34 per boe from $1.03 per boe in 2004 as a result of both increased staff count and increased compensation costs due to the extremely competitive marketplace for experienced staff with oil and gas expertise. The Trust believes the $1.34 per boe cash G&A costs will be "middle of the pack" for mid-sized oil and gas producers, representing an appropriate balance of the Trust's objective to develop and retain the best staff in the industry, discussed below, and the desire to keep costs as low as possible. The Trust's three year average FD&A costs of $11 per boe prior to incorporating future development costs "FDC" and $13.50 per boe with FDC, ARC believes will be better than the industry average and demonstrates ARC's effective use of retained cash.

     o CONSERVATIVE UTILIZATION OF DEBT - The Trust's debt levels were under 10 per cent of total capitalization and debt to 2005 cash flow was
         0.7 times for the year ended 2005 taking into account full year cash flow on properties acquired later in the year.

     o CONTINUOUSLY DEVELOPING THE EXPERTISE OF OUR STAFF AND SEEKING TO HIRE AND RETAIN THE BEST IN THE INDUSTRY - the Trust runs an active training and development program for its employees and encourages personal development. The Trust continues to assess compensation levels in the industry to ensure that the Trust's compensation is competitive so as to attract and retain the best employees. The Trust's long-term incentive plan's payouts are directly tied to the Trust's performance providing alignment between employees and investors. Since ARC's 62 per cent total return in 2005 was one of the top returns in our sector, total non-cash long-term compensation expense increased to $0.74 per boe in 2005.

     o BUILDING RELATIONSHIPS AND CONDUCTING BUSINESS IN A WAY THAT IS VIEWED AS FAIR AND EQUITABLE - ARC employees, leadership team and directors work hard to build the ARC "franchise value" through honest, transparent dealings with our business partners. "Treating all people with respect" is a key message inside and outside the organization. This basic business fundamental allows us to build enduring relationships with joint venture partners, land owners, investors, banks and lending institutions, governments and the investment community.

     o PROMOTING THE USE OF PROVEN AND EFFECTIVE TECHNOLOGIES - The Trust continues to research new technologies in an effort to conduct its operations in the most efficient and cost effective manner. With the Trust's purchase of Redwater and additional interest in Pembina, the Trust will be increasing its research into tertiary recovery methods.

     o BEING AN INDUSTRY LEADER IN HEALTH, SAFETY AND ENVIRONMENTAL PERFORMANCE - The Trust's primary focus continues to be on operating in a safe, reliable and responsible fashion. The Trust is committed to the platinum level of CAPP Stewardship reporting and continues to achieve reductions in greenhouse gas emissions under the Canada Climate Change VCR initiative.

     o CONTINUING TO ACTIVELY SUPPORT LOCAL INITIATIVES IN THE COMMUNITIES IN WHICH WE LIVE AND WORK - The Trust is very actively involved in charitable and philanthropic causes both in Calgary and in the rural communities in which it operates. ARC continued to be a strong supporter of the United Way, Alberta Cancer Foundation, Alberta Children's Hospital and many community organizations in rural centres.

Following is a summary of the Trust's 2006 Guidance issued by way of news release on December 6, 2005:

----------------------------------------------------------------------------------------------------
                                             2005 Revised                                      2006
                                                 Guidance    Actual 2005    % Change       GUIDANCE
----------------------------------------------------------------------------------------------------
PRODUCTION (boe/d)                                 56,000         56,254          --         61,000
----------------------------------------------------------------------------------------------------

EXPENSES ($/boe):
   Operating costs                                   7.00           6.93          (1)          8.65
   Transportation                                    0.70           0.70          --           0.70
   G&A expenses - cash                               1.25           1.34           7           1.70
   G&A expenses - stock compensation plans           0.60           0.74          23           0.65
   Interest                                          0.75           0.83          11           1.40
   Taxes                                             0.15           0.19          --           0.15

CAPITAL EXPENDITURES ($ millions)                     270            269          --            340
----------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE TRUST UNITS
   AND UNITS ISSUABLE (millions)                    191.3          191.2           --         205.5
----------------------------------------------------------------------------------------------------

Actual 2005 results were in line with 2005 guidance except for G&A expenses, which were higher because of increased staff compensation costs and expected payments under the Long-term Employee Incentive Plan. Interest costs increased because of acquisitions, which were made during the year and partially funded by debt.

2006 CASH FLOW AND HEDGING SENSITIVITY

Below is a table that illustrates sensitivities to pre-hedged cash flow with operational changes and changes to the business environment:

-----------------------------------------------------------------------------------------------------
                                                                                Impact On Annual
                                                                                    Cash Flow
BUSINESS ENVIRONMENT                                         Assumption       Change          $/Unit
-----------------------------------------------------------------------------------------------------
Oil price (US$WTI/bbl) (1)                               $        55.00   $     1.00    $       0.05
Natural gas price (Cdn$AECO/mcf) (1)                     $        10.55   $     0.10    $       0.03
CAD/USD exchange rate                                    $         0.87   $     0.01    $       0.06
Interest rate on debt                                              4.1%         1.0%    $       0.03
-----------------------------------------------------------------------------------------------------

OPERATIONAL
Liquids production volume (bbl/d)                                31,000         1.0%    $       0.02
Gas production volumes (mmcf/d)                                   181.0         1.0%    $       0.02
Operating expenses per boe                               $         8.60         1.0%    $       0.01
Cash G&A expenses per boe                                $         1.70        10.0%    $       0.02
-----------------------------------------------------------------------------------------------------

(1)  Analysis does not include the effect of derivative contracts.


ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust's business that can impact the financial results as follows:

VOLATILITY OF OIL AND NATURAL GAS PRICES

The Trust's operational results and financial condition, and therefore the amount of distributions paid to the unitholders will be dependent on the prices received for oil and natural gas production. Oil and gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Trust's financial condition and therefore on the distributions to the holders of trust units. ARC may manage the risk associated with changes in commodity prices by entering into oil or natural gas price derivative contracts. If ARC engages in activities to manage its commodity price exposure, the Trust may forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity derivative contracts activities could expose ARC to losses. To the extent that ARC engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

VARIATIONS IN INTEREST RATES AND FOREIGN EXCHANGE RATES

Variations in interest rates could result in a significant increase in the amount the Trust pays to service debt, resulting in a decrease in distributions to unitholders. World oil prices are quoted in US dollars and the price received by Canadian producers is therefore affected by the Canadian/US dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact the Trust's net production revenue. In addition, the exchange rate for the Canadian dollar versus the US dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production, which may affect future distributions. ARC has initiated certain derivative contracts to attempt to mitigate these risks. To the extent that ARC engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. The increase in the exchange rate for the Canadian dollar and future Canadian/US exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

RESERVES ESTIMATES

The reserves and recovery information contained in ARC's independent reserves evaluation is only an estimate. The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserves evaluator. The reserves report was prepared using certain commodity price assumptions that are described in the notes to the reserves tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Trust and substituted for the price assumptions utilized in those reserves reports, the present value of estimated future net cash flows for the Trust's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions.

DEPLETION OF RESERVES AND MAINTENANCE OF DISTRIBUTION

ARC's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC's success in exploiting its reserves base and acquiring additional reserves. Without reserves additions through acquisition or development activities, the

Trust's reserves and production will decline over time as the oil and natural gas reserves are produced out.

There can be no assurance that the Trust will make sufficient capital expenditures to maintain production at current levels; nor as a consequence, that the amount of distributions by the Trust to unitholders can be maintained at current levels.

To the extent that external sources of capital, including the issuance of additional trust units become limited or unavailable, ARC's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves could be impaired. To the extent that ARC is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributions could be reduced.

There can be no assurance that ARC will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

ACQUISITIONS

The price paid for reserves acquisitions is based on engineering and economic estimates of the reserves made by independent engineers modified to reflect the technical views of management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, natural gas liquids and sulphur, future prices of oil, natural gas, natural gas liquids and sulphur and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, management and the Trust. In particular, changes in the prices of and markets for oil, natural gas, natural gas liquids and sulphur from those anticipated at the time of making such assessments will affect the amount of future distributions and as such the value of the units. In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flows and distributions to unitholders.


OPERATIONAL AND RESERVE RISKS RELATING TO THE ACQUISITION OF ASSETS

Risk factors set forth in this MD&A relating to the oil and natural gas business and the operations and reserves of the Trust apply equally in respect of the acquisitions that the Trust makes over time. Reserve and recovery information contained in this MD&A in respect of acquisitions is only an estimate and the actual production from and ultimate reserves of the acquisitions, particularly the NPCU and Redwater properties may be greater or less than the estimates contained in such reports. There are significant environmental reclamation liabilities attributable to the NPCU and Redwater properties.

COMPETITION

There is strong competition relating to all aspects of the oil and gas industry. There are numerous trusts in the oil and gas industry that are competing for the acquisition of properties with longer life reserves and properties with exploitation and development opportunities. As a result of such increasing competition, it will be more difficult to acquire reserves on beneficial terms. ARC competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than the Trust.

NATURE OF UNITS

Units will have no value when the oil and gas reserves from the properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both a return of capital and a return on investment.

The units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in a corporation. The units represent a fractional interest in the Trust. As holders of units, unitholders will not have the statutory rights normally associated with ownership of shares of a corporation. The Trust's sole assets will be the royalty interests in the properties. The price per unit is a function of anticipated distributable income, the properties acquired by ARC and ARC's ability to effect long-term growth in the value of the Trust. The market price of the units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the units.

The net asset value, utilizing assumptions by independent engineers, of the assets of the Trust will vary from time to time dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the units from time to time are also determined by a number of factors that are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

ENVIRONMENTAL CONCERNS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of ARC or its working interests. Such legislation may be changed to impose higher standards and potentially more costly obligations on ARC. Although ARC has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations. Additionally, the potential impact on the Trust's operations and business of the December 1997 Kyoto Protocol, which has been ratified by Canada, with respect to instituting reductions of greenhouse gases, is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed.

CHANGES IN LEGISLATION

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource taxation, may in the future be changed or interpreted in a manner that adversely affects the Trust and its unitholders. Tax authorities having jurisdiction over the Trust or the unitholders may disagree with how the Trust calculates its income for tax purposes or could change administrative practices to the detriment of the Trust or the detriment of its unitholders. ARC intends that the Trust will continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and its unitholders.

OPERATIONAL MATTERS

The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to operating subsidiaries of the Trust and possible liability to third parties. ARC will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce distributable cash.

Continuing  production  from a property,  and to some extent the  marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Trust to certain properties. A reduction of the distributions could result in such circumstances.

NON-RESIDENT OWNERSHIP OF TRUST UNITS

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust intends to comply with the requirements of the Tax Act for "mutual fund trusts" at all relevant times. In this regard, the Trust shall among other things, monitor the ownership of the units to carry out such intentions. The Trust Indenture provides that if at any time the Trust becomes aware that the beneficial owners of 50 per cent or more of the units then outstanding are or may be non-residents or that such a situation is imminent, the Trust shall take such action as it is able and as may be necessary to carry out the foregoing intention.

DEBT SERVICE AND ADDITIONAL FINANCING

Amounts paid in respect of interest and principal on debt will reduce distributions. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of distributions. Certain covenants of the agreements with ARC's lenders may also limit distributions. Although ARC believes the credit facilities will be sufficient for the Trust's immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Trust or that additional funds will be able to be obtained.

The lenders will be provided with security over substantially all of the assets of ARC. If ARC becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell the working interests.

In the normal course of making capital investments to maintain and expand the oil and gas reserves of the Trust, additional units are issued from treasury that may result in a decline in production per unit and reserves per unit. Additionally, from time to time the Trust issues units from treasury in order to reduce debt and maintain a more optimal capital structure. Conversely, to the extent that external sources of capital, including the issuance of additional units, become limited or unavailable, the Trust's ability to make the necessary capital investments to maintain or expand its oil and gas reserves will be impaired. To the extent that ARC is required to use cash flow to finance capital expenditures or property acquisitions, to pay debt service charges or to reduce debt, the level of distributable income will be reduced.

EXPANSION OF OPERATIONS

The operations and expertise of management of the Trust are currently focused on conventional oil and gas production and development in the western Canadian sedimentary basin. In the future, the Trust may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit the activities of the Trust to oil and gas production and development, and the Trust could acquire other energy related assets, such as oil and natural gas processing plants or pipelines, or an interest in an oil sands project. Expansion of our activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors, which may result in future operational and financial conditions of the Trust being adversely affected.

ADDITIONAL INFORMATION

Additional information relating to ARC can be found on SEDAR at WWW.SEDAR.COM.

ANNUAL HISTORICAL REVIEW

------------------------------------------------------------------------------------------------------------
For the year ended December 31
(Cdn$ thousands, except per unit amounts)        2005         2004          2003          2002         2001
------------------------------------------------------------------------------------------------------------
FINANCIAL
Revenue before royalties                    1,165,197      901,782       743,182       444,835      515,596
   Per unit (1)                                  6.10         4.85          4.80          3.72         5.00
Cash flow                                     639,511      448,033       396,180       223,969      260,270
   Per unit - basic (1)                          3.35         2.41          2.56          1.87         2.53
   Per unit - diluted                            3.32         2.38          2.48          1.86         2.54
Net income                                    356,935      241,690       284,559        69,981      130,993
   Per unit - basic (5)                          1.90         1.32          1.88          0.60         1.30
   Per unit - diluted                            1.88         1.31          1.82          0.59         1.32
Cash distributions                            376,566      329,977       279,328       183,617      234,053
   Per unit (2)                                  1.99         1.80          1.80          1.56         2.31
Total assets                                3,251,161    2,304,998     2,281,775     1,467,918    1,380,004
Total liabilities                           1,415,519      755,650       730,039       599,252      563,882
Net debt outstanding (4)                      578,086      264,842       262,071       347,795      288,684
Weighted
   average units (thousands) (3)              191,172      186,105       154,695       119,613      103,062
Units outstanding and issuable
   at period end (thousands) (3)              202,039      188,804       182,777       126,444      111,692
------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES
Geological and geophysical                      9,219        5,388         5,671         1,966        2,215
Drilling and completions                      200,873      144,487       110,277        70,074       73,147
Plant and facilities                           55,032       41,089        36,457        14,357       22,970
Other capital                                   3,710        2,820         3,359         1,881        3,886
Total capital expenditures                    268,834      193,784       155,764        88,278      102,218
Property acquisitions
   (dispositions), net                         91,286      (58,219)     (161,609)      119,113       12,911
Corporate acquisitions (6)                    504,996       72,009       721,590            --      509,748
Total capital expenditures
   and net acquisitions                       865,116      207,574       715,745       207,391      624,877
------------------------------------------------------------------------------------------------------------

OPERATING
Production
   Crude oil (bbl/d)                           23,282       22,961        22,886        20,655       20,408
   Natural gas (mmcf/d)                         173.8        178.3         164.2         109.8        115.2
   Natural gas liquids (bbl/d)                  4,005        4,191         4,086         3,479        3,511
   Total (boe per day 6:1)                     56,254       56,870        54,335        42,425       43,111
Average prices
   Crude oil ($/bbl)                            61.11        47.03         36.90         31.63        31.70
   Natural gas ($/mcf)                           8.96         6.78          6.40          4.41         5.72
   Natural gas liquids ($/bbl)                  49.92        39.04         32.19         24.01        31.03
   Oil equivalent ($/boe)                       56.54        43.13         37.29         28.73        32.76
------------------------------------------------------------------------------------------------------------

RESERVES (7)
(company interest)
Proved plus probable reserves
   Crude oil and NGL (mbbl)                   163,385      123,226       129,663       117,241      114,243
   Natural gas (bcf)                            741.7        724.5         720.2         408.8        385.5
   Total (mboe)                               286,997      243,974       249,704       185,371      178,496
------------------------------------------------------------------------------------------------------------

TRUST UNIT TRADING
(based on intra-day trading)
Unit prices
   High                                         27.58        17.98         14.87         13.44        13.54
   Low                                          16.55        13.50         10.89         11.04        10.25
   Close                                        26.49        17.90         14.74         11.90        12.10
Average daily volume (thousands)                  656          420           430           305          414
------------------------------------------------------------------------------------------------------------

(1) Based on weighted average trust units plus units issuable for exchangeable shares.
(2) Based on number of trust units outstanding at each cash distribution date.
(3) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.
(4)  Total current and long-term debt net of working capital.
(5) Net income in the basic per trust unit calculation has been reduced by interest on the convertible debentures.
(6) Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.
(7)  Established reserves for 2002 and 2001.

QUARTERLY REVIEW

---------------------------------------------------------------------------------------------------------------------------------
(Cdn$ thousands, except per unit amounts)                    2005                                      2004
---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL                                       Q4         Q3         Q2         Q1         Q4         Q3         Q2          Q1
Revenue before royalties                   365,298    310,249    251,596    238,054    232,112    230,769    233,307     205,594
   Per unit (1)                               1.89       1.62       1.32       1.26       1.23       1.23       1.26        1.12
Cash flow                                  207,621    168,117    121,808    141,965    106,935    110,835    122,249     108,014
   Per unit - basic (1)                       1.07       0.88       0.64       0.75       0.57       0.59       0.66        0.59
   Per unit - diluted                         1.07       0.87       0.63       0.74       0.56       0.59       0.65        0.58
Net income                                 130,474    114,600     73,215     38,646    112,995     38,897     50,338      39,460
   Per unit - basic (5)                       0.68       0.61       0.39       0.21       0.61       0.21       0.28        0.22
   Per unit - diluted                         0.68       0.59       0.38       0.20       0.60       0.21       0.27        0.22
Cash distributions                         115,671     92,559     84,468     83,867     83,531     83,178     82,053      81,215
   Per unit (2)                               0.60       0.49       0.45       0.45       0.45       0.45       0.45        0.45
Total assets                             3,251,161  2,483,540  2,427,463  2,303,948  2,304,998  2,316,297  2,309,599   2,278,608
Total liabilities                        1,415,519    912,160    895,179    785,776    755,650    804,603    768,073     752,166
Net debt outstanding (4)                   578,086    357,560    366,216    254,252    264,842    220,500    220,074     284,001
Weighted average units (thousands) (3)     193,445    191,709    190,315    189,210    188,521    187,629    184,998     183,314
Units outstanding and issuable at
   period end (thousands) (3)              202,039    192,089    191,329    189,609    188,804    188,185    187,296     183,980
---------------------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES
Geological and geophysical                   3,040      2,258      2,659      1,262        867        828      1,373       2,320
Drilling and completions                    65,690     65,676     33,465     36,042     39,125     42,553     24,867      37,942
Plant and facilities                        17,031     14,803      8,703     14,495      6,183     11,668      7,282      15,956
Other capital                                2,020        317        652        721      1,480        394        605         341
Total capital expenditures                  87,781     83,054     45,479     52,520     47,655     55,443     34,127      56,559
Property acquisitions
   (dispositions), net                       3,037      5,860     78,721      3,668     (1,036)    (5,345)   (53,412)      1,574
Corporate acquisitions (6)                 462,814         --     42,182         --     41,449         --     30,560          --
Total capital expenditures
   and  net acquisitions                   553,632     88,914    166,382     56,188     88,068     50,098     11,275      58,133
---------------------------------------------------------------------------------------------------------------------------------

OPERATING
Production
   Crude oil (bbl/d)                        25,534     23,513     22,046     21,993     22,969     22,496     22,720      23,663
   Natural gas (mmcf/d)                      177.9      168.2      173.1      176.1      174.7      177.4      186.7       174.5
   Natural gas liquids (bbl/d)               3,943      4,047      3,962      4,072      4,097      4,034      4,313       4,323
   Total (boe per day 6:1)                  59,120     55,592     54,860     55,410     56,179     56,096     58,147      57,075
Average prices
   Crude oil ($/bbl)                         62.12      69.37      58.37      53.63      49.48      51.00      47.43       40.41
   Natural gas ($/mcf)                       12.05       9.08       7.42       7.20       6.82       6.65       6.99        6.64
   Natural gas liquids ($/bbl)               57.14      50.43      46.13      46.57      43.72      42.30      38.22       32.30
   Oil equivalent ($/boe)                    67.16      60.66      50.40      47.74      44.62      44.54      43.82       39.58
---------------------------------------------------------------------------------------------------------------------------------

TRUST UNIT TRADING
(BASED ON INTRA-DAY TRADING)
Unit prices
   High                                      27.58      24.20      20.30      20.40      17.98      17.38      15.74       15.74
   Low                                       20.45      19.94      16.88      16.55      14.80      15.02      14.28       13.50
   Close                                     26.49      24.10      19.94      18.15      17.90      16.85      15.35       15.64
Average daily volume (thousands)               653        599        605        895        456        384        337         502
---------------------------------------------------------------------------------------------------------------------------------

(1) Based on weighted average trust units plus units issuable for exchangeable shares.
(2) Based on number of trust units outstanding at each cash distribution date.
(3) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.

(4)  Total current and long-term debt net of working capital.
(5) Net income in the basic per trust unit calculation has been reduced by interest on the convertible debentures.
(6) Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.
(7)  Established reserves for 2002 and 2001.